Exhibit (a)(1)(B)

Email to All Eligible Employees

From:	Marina Wolfson, Chief Financial Officer, BiomX Inc.

To:	All Eligible Employees

Date:	November 9, 2023

Subject:	Launch of BiomX Inc.’s Stock Option Exchange Program

Dear BiomX or BiomX Ltd. Eligible Employee:

You are receiving this email because you are eligible to participate in a voluntary, one-time stock option exchange offer (the “Offer”) from BiomX Inc. (“BiomX”) that will allow you to exchange certain out-of-the-money stock options that you hold for new stock options with a new exercise price, as described in more detail below, and also in the attached documents including the “Offer to Exchange Certain Outstanding Stock Options for New Stock Options.”

If you elect to exchange your eligible options, you will receive new options. The number of new options you receive will depend on the number of eligible options tendered for exchange and will be calculated using an exchange ratio based on the exercise price of your tendered eligible options. The chart below sets forth the applicable exchange ratios for outstanding eligible options based on the dollar range of the exercise prices of such eligible options.

Exercise Price	Option Shares Outstanding	Exchange Ratio	New Stock Options
$1.00-$4.99	693,500	1.40 to 1	495,378
$5.00 and Up	847,880	3.80 to 1	223,139

The exercise price of the new options will be equal to the closing price of our common stock on the NYSE American LLC (“NYSE American”) on the Offer’s expiration date, which is December 11, 2023 (unless we choose to extend the Offer). All new options will be nonstatutory stock options for U.S. tax purposes.

New options will have the same vesting schedule as the exchanged eligible options; provided, however, that no new options may be exercised until one year after the new options are issued. In all events, vesting is subject to continued service with us through the applicable vesting date. Your participation in this Offer and receipt of any new options does not provide any guarantee or promise of continued service with us.

Additionally, it shall be noted that we plan to submit a tax ruling application to the Israel Tax Authority (“ITA”), the subject of which is the exchange of options that were granted under the trustee capital gains route pursuant to Section 102 of the Israeli Income Tax Ordinance (the “Tax Ruling” and “Section 102”, respectively). If such ruling is accepted, then the new options are expected to be subject to a new 24-month requisite holding period under Section 102, commencing on the new grant date. If the Tax Ruling is not obtained, this may constitute a taxable event at the time of the exchange or undermine the benefited tax treatment under Section 102.

All eligible employees who participate in the Offer will receive new options in exchange for their cancelled eligible options. Eligible options include only those options granted under the Chardan Healthcare Acquisition Corp. 2019 Omnibus Long-term Incentive Plan, as amended (the “2019 Plan”), with a per share exercise price greater than (i) $0.69 and (ii) the closing price of our common stock on NYSE American on the expiration date of this Offer, whether vested or unvested, that are outstanding at the start of this Offer and remain outstanding and unexercised through the expiration of this Offer. New options will be granted under, and subject to, the terms and conditions of the 2019 Plan and option agreement thereunder.

You are an eligible employee if you are an employee or consultant of BiomX or BiomX Ltd., a private company, which was incorporated under the laws of the State of Israel and is wholly owned by BiomX ("BiomX Ltd.”) (including an executive officer) who holds eligible options as of the date the Offer commences and remain an employee of BiomX or BiomX Ltd through the new option grant date. However, non-employee members of our board of directors will not be eligible employees.

This Offer currently is scheduled to expire on December 11, 2023, at 11:59 p.m., Israel Time, and new options are scheduled to be granted on the same calendar day (but after the Offer expires).

We have prepared a number of resources to help you understand the terms and conditions of the Offer. These resources include the Offer to Exchange and election terms and conditions, together with their associated instructions. Each of these documents is attached to this email. In addition, to help you recall which of your options are eligible for exchange in this Offer and give you the information necessary to make an informed decision, please refer to your personalized information regarding each eligible option grant you hold attached to this email, that lists:

●	the grant date of the eligible option grant;

●	the per share exercise price of the eligible option grant;

●	the number of vested and unvested shares of our common stock subject to the eligible option grant as of December 11, 2023 (assuming vesting in accordance with the applicable vesting schedule, and no exercise or early termination occurs, through such date);

●	the number of shares of our common stock subject to the new option grant that would be granted in exchange for the eligible option grant; and

●	the vesting schedule of the new option grant.

Participation in the Offer is completely voluntary. Participating in the Offer involves risks that are discussed in the Offer to Exchange. We know that the materials describing the Offer may seem voluminous, but it is important that you carefully review these materials so that you can make an informed decision on whether or not to participate in the Offer. We believe this Offer is potentially very important to you and recommend that you take the time to study the materials, ask questions if needed, and make an informed decision about whether or not to participate. Additional resources relating to the Offer are available on the Offer website.

The description set forth herein relating to tax does not purport to be a full and complete description of the Eligible Employee’s tax obligations under the law in Israel or other jurisdictions (as applicable) that apply to your specific situation. Furthermore, any and all taxes, fees and other liabilities (as may apply from time to time) in connection with the Offer to Exchange will be borne solely by the Eligible Employee and he/she will be solely liable for all such taxes, fees and other liabilities. The Eligible Employee agrees to indemnify the Company and hold them harmless against and from any and all liability for any such tax or interest or penalty thereon.

If you want to participate in the Offer, we must receive your election via email at equity@biomx.com no later than 11:59 p.m., Israel Time, on December 11, 2023 (unless the offering period is extended).

If you do not remain employed with BiomX or BiomX Ltd. through the date that the new options are granted, then upon the termination of your employment, you will cease to be an eligible employee under the terms of the Offer and any election that you have made to exchange any of your options pursuant to the Offer will be ineffective. As a result, none of your options will be exchanged under the Offer and you will not receive new options.

If you do nothing, or if we have not received your properly completed and submitted election by the expiration of the Offer, you will have rejected this Offer and you will keep your current options. In that case, nothing will change about your existing options; they will remain outstanding and retain their existing terms.

You will receive an invitation to an information session on the Offer. We strongly encourage that you attend this information session. However, please understand that we cannot advise you on whether or not to participate in the Offer. Participation in the Offer is entirely your decision and at your discretion, and you should make the decision about whether to participate based on your personal circumstances. We recommend that you consult your personal financial, legal and/or tax advisors to address questions regarding your decision whether to participate in the Offer.

If, after you’ve read this message and accompanying materials, you still have questions, please contact Ziv Sonsol, our Director of Finance, by email at zivs@biomx.com or by phone at +972-723942377.

Sincerely,

Marina Wolfson
Chief Financial Officer
BiomX Inc.

Attachments:

Offer to Exchange Certain Outstanding Stock Options for New Stock Options

Election Terms and Conditions

Personalized Information Regarding Eligible Options

Form of Election